UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date September 15, 2021	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

September 15, 2021

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES PUBLIC OFFERING OF SUSTAINABLE ORDINARY BONDS

Bancolombia announces that today it published in the daily bulletin of the Colombia Stock Exchange (Boletín Diario de la Bolsa de Valores de Colombia) the public offering notice corresponding to the first issue of sustainable ordinary bonds and second issue under the issuance and placement program for ordinary bonds, green bonds, social bonds, sustainable bonds, orange bonds and subordinated bonds in an aggregate principal amount of up to COP 3 billion (approximately USD $783,120,107.13*) (herein after, the “Program”). The Program is registered with the National Registry of Securities and Issuers of Colombia (Registro Nacional de Valores y Emisores).

The aggregate amount of the bonds offered is six hundred thousand million pesos (COP $ 600,000,000,000) (approximately USD 156,624,021.43*), which are offered in three subseries with final maturities of 3, 5 and 12 years.

The proceeds of the sustainable bonds issuance will be used to finance projects that meet certain eligibility criteria defined in the offering memorandum (prospecto) relating to (i) renewable energy; (ii) energy efficiency; (iii) sustainable construction; (iv) circular economy; (v) affordable housing; (vi) social infrastructure and (vii) empowerment of women.

The public offering notice is available at the following link:

https://www.grupobancolombia.com/wps/wcm/connect/f61680af-6182-4ab8-93df-551d3e73cd08/Bancolombia_Aviso+de+Oferta+sin+sobre-adjudicacion_VF.pdf?MOD=AJPERES&CVID=nLFPG7B

This communication does not constitute an offer to sell, or a request for an offer to buy, nor may any sale of the securities described herein be made in any state or jurisdiction in which said offer, request or sale would be contrary to the law without prior registration or compliance with the requirements of the securities laws of that state or jurisdiction.

* Market representative rate on September 15, 2021: USD 1 = COP 3,830.83

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Raad Baene
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (571) 4885371